**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

August 8, 2005

Re: Ashland Inc.
Incoming letter dated August 5, 2005

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- New Ashland may take into account the reporting history of Old Ashland in determining whether New Ashland is eligible to use Form S-3.
- Without necessarily agreeing with your analysis, the Division will not object if New Ashland files post-effective amendments to Old Ashland's currently effective registration statements on Forms S-3 and S-8 under Rule 414.
- Old Ashland's Exchange Act reporting history may be taken into account in determining whether New Ashland satisfies the current public information requirements of Rule 144(c)(1).

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions.

Sincerely,

Nina Mojiri-Azad

Nina Mojiri-Azad
Special Counsel




05063182



7694


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2005

Mail Stop 3010

Susan Webster
Cravath, Swaine & Moore LLP
Woldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Re: Ashland Inc

Dear Ms. Webster:

In regard to your letter of August 5, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

# CRAVATH, SWAINE & MOORE LLP



WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
(212) 474-1660



August 5, 2005

Ashland Inc.

Ladies and Gentlemen:

We are writing on behalf of Ashland Inc., a Kentucky corporation which was formerly known as New EXM Inc. and which is the successor by operation of law to the former Ashland Inc., a Kentucky corporation. We refer to these two corporations collectively as "Ashland," to the former Ashland Inc. individually as "Old Ashland" and to the corporation formerly known as New EXM Inc. individually as "New Ashland." We are writing to request the advice of, and to seek a no-action letter from, the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), of the United States Securities and Exchange Commission (the "Commission") with respect to a number of registration and succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising out of the transfer of Ashland's 38% minority interest in Marathon Ashland Petroleum LLC, a Delaware limited liability company ("MAP"), Ashland's maleic anhydride business (the "Maleic Business") and 60 Valvoline Instant Oil Change Centers in Michigan and northwest Ohio (the "Transferred VIOC Centers") (collectively, the "Transferred Businesses") to Marathon Oil Corporation, a Delaware corporation ("Marathon"). The transfer of the Transferred Businesses occurred on June 30, 2005 (the "Closing").

## I. BACKGROUND AND TRANSACTION

Ashland has authorized us to make the following factual representations on its behalf:

### A. Ashland.

New Ashland is a diversified public company engaged in business through four industry segments: Ashland Paving and Construction ("APAC"), Ashland

Distribution, Ashland Specialty Chemical and Valvoline. APAC, Ashland Distribution, Ashland Specialty Chemical and Valvoline are wholly owned and operated businesses of New Ashland.

Prior to the Closing, APAC, Ashland Distribution, Ashland Specialty Chemical and Valvoline were wholly owned and operated by Old Ashland. In connection with the Transaction (as defined below), through a series of steps described in more detail below, all the businesses, assets and liabilities of APAC and Ashland Distribution were transferred in their entirety from Old Ashland to New Ashland, all the businesses, assets and liabilities of Ashland Specialty Chemical (other than the Maleic Business) and of Valvoline (other than the Transferred VIOC Centers) were transferred from Old Ashland to New Ashland and the Maleic Business and the Transferred VIOC Centers were transferred to Marathon. Prior to the Closing, Ashland did not consider the Maleic Business and the Transferred VIOC Centers to be material either to its four wholly owned and operated businesses, taken as a whole, or individually to the applicable segment in which each such business was included. The following table sets forth the percentage that the Maleic Business and the Transferred VIOC Centers represented of the wholly owned and operated businesses of Old Ashland for the preceding five fiscal years and for the six months ended March 31, 2005:

**Maleic Business and Transferred VIOC Centers as a percentage of Old Ashland's wholly owned and operated businesses**

| | Sales and operating revenues | Operating income[1] | Assets (as of end of period) |
|---|---|---|---|
| **Six months ended March 31, 2005** | 1% | 3% | 1% |
| **Year ended September 30** | | | |
| **2004** | 1% | 3% | 1% |
| **2003** | 1% | ** [2] | 1% |
| **2002** | 1% | 8% | 1% |
| **2001** | 1% | 7% | 1% |
| **2000** | 1% | 6% | 1% |

(1) The relative percentage of the Maleic Business and the Transferred VIOC Centers operating income to Old Ashland wholly owned and operated businesses operating income reflects Corporate overhead expense applied solely to the wholly owned and operated segments, with none of such expense allocated to Old Ashland's Refining and Marketing segment.

(2) In fiscal year 2003, combined operating income for the Maleic Business and the Transferred VIOC Centers was approximately $11 million, while the reported operating income for all of Old Ashland's wholly owned and operated businesses (burdened by Corporate expenses) was approximately $3 million. This resulted from unusually poor performance in Old Ashland's wholly owned and operated businesses, particularly APAC, which suffered losses of approximately $42 million in fiscal year 2003, combined with a number of unusual items. If approximately $56 million of unusual items (for G&A restructuring, impairments and net gains on sales) were excluded, the percentage of Maleic Business and Transferred VIOC Centers operating income to Old Ashland's wholly owned and operated businesses operating income (burdened by Corporate expenses) would have been 19%.

Ashland Specialty Chemical is focused on two primary businesses: thermoset resin and water technologies. It is a worldwide supplier of specialty chemicals serving industries including: building and construction; commercial and institutional water treatment; graphics arts and printing; industrial water treatment; marine; metal casting; packaging and converting; pulp and paper; recreational marine; and transportation. The following table sets forth the percentage that the Maleic Business represented of Ashland Specialty Chemical for the preceding five fiscal years and for the six months ended March 31, 2005:

**Maleic Business as a percentage of Ashland Specialty Chemical**

| | Sales and operating revenues | Operating income[1] | Assets (as of end of period) |
|---|---|---|---|
| **Six months ended March 31, 2005** | 1% | 2% | 3% |
| **Year ended September 30** | | | |
| **2004** | 1% | 6% | 3% |
| **2003** | 2% | 26%[2] | 3% |
| **2002** | 2% | 17% | 4% |
| **2001** | 2% | 16% | 4% |
| **2000** | 2% | 19% | 5% |

(1) The Maleic Business operating income percentage of Ashland Specialty Chemical operating income has fluctuated due to the steady decline in Maleic Business operating income each year since fiscal 2002 coupled with fluctuations in the Ashland Specialty Chemical operating income.

(2) In fiscal year 2003, Maleic Business operating income relative to Ashland Specialty Chemical reported operating income was 17% on an adjusted basis, excluding unusual charges of approximately $10 million for impairment and $5 million for G&A restructuring in Ashland Specialty Chemical which were not applicable to the Maleic Business.

Valvoline is a producer and marketer of premium packaged motor oil and automotive motor oil and automotive chemicals, including appearance products, antifreeze, filters and automotive fragrances. In addition, Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change name. As of March 31, 2005, there were 359 company-owned and 405 franchised VIOC Centers operating in 40 states. In the Transaction, 60 of the 359 company-owned VIOC Centers were transferred to Marathon, which is now the largest VIOC franchisee.

The following table sets forth the percentage that the Transferred VIOC Centers represented of the Valvoline segment for the preceding five fiscal years and for the six months ended March 31, 2005:

| **Transferred VIOC Centers as a percentage of Valvoline** | | | |
|---|---|---|---|
| | **Sales and operating revenues** | **Operating income** | **Assets (as of end of period)** |
| **Six months ended March 31, 2005** | 2% | 2% | 2% |
| **Year ended September 30** | | | |
| **2004** | 2% | 3% | 2% |
| **2003** | 3% | 3% | 3% |
| **2002** | 3% | 4% | 2% |
| **2001** | 3% | 4% | 2% |
| **2000** | 3% | 4% | 3% |

Prior to the Closing, Old Ashland engaged in business in a fifth industry segment, Refining and Marketing. The Refining and Marketing segment was comprised primarily of Old Ashland's minority interest in MAP, its 4% interest in LOOP LLC ("LOOP"), which owns and operates the only U.S. deepwater oil port located off the coast of Louisiana, and its 8.62% interest in LOCAP LLC ("LOCAP"), which owns a crude oil pipeline. Prior to the Closing, Marathon held a 62% majority interest in MAP while Old Ashland held the remaining 38% minority interest. While Old Ashland held legal title to the interests in LOOP and LOCAP, Old Ashland had previously transferred all economic benefits and value of these interests to MAP in connection the formation of MAP on January 1, 1998. Accordingly, Old Ashland had no economic interest in LOOP and LOCAP.

Prior to the Closing, the business and affairs of MAP were managed by Marathon and Ashland acting through their respective representatives on the MAP board of managers. The board consisted of five representatives designated by Marathon, three representatives designated by Ashland and the president of MAP, who was a non-voting member of the board. Action by the board required a majority vote of the representatives present except for specified, significant actions by MAP which required a unanimous vote of the representatives. Accordingly, Ashland did not have responsibility for the day-to-day operation of the business and affairs of MAP. Old Ashland accounted for its minority interest in MAP under the equity method.

The following table sets forth the percentage that Old Ashland's minority interest in MAP represented of the Refining and Marketing segment for the preceding five fiscal years and for the six months ended March 31, 2005:

| **Minority interest in MAP as a percentage of Refining and Marketing** | | |
|---|---|---|
| | **Operating income** | **Assets (as of end of period)** |
| **Six months ended March 31, 2005** | 107% | 99% |
| **Year ended September 30** | | |
| **2004** | 104% | 99% |
| **2003** | 109% | 99% |
| **2002** | 124% | 98% |
| **2001** | 107% | 97% |
| **2000** | 108% | 98% |

Note: Sales and operating revenue percentages are not included in the table above because Old Ashland accounted for its minority interest in MAP under the equity method. The operating income percentages exceed 100% as a result of certain retained liabilities in the Refining and Marketing segment that were retained by Old Ashland at the time of the formation of MAP which reduce the segment's operating income but not the equity income from MAP.

The following table sets forth by segment the percentage that the five industry segments, prior to the Closing, of Old Ashland represented of Old Ashland for the preceding five fiscal years and for the six months ended March 31, 2005.

**Information by Industry Segment**

| | Six Months Ended March 31 | Fiscal Year Ended September 30 | | | | |
|---|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** | **2000** |
| **Sales and operating revenues(1)** | | | | | | |
| **APAC** | 24% | 30% | 32% | 36% | 35% | 32% |
| **Ashland Distribution** | 43% | 38% | 37% | 34% | 38% | 41% |
| **Ashland Specialty Chemical** | 18% | 16% | 15% | 14% | 14% | 14% |
| **Valvoline** | 15% | 16% | 16% | 16% | 14% | 13% |
| | 100% | 100% | 100% | 100% | 100% | 100% |
| **Operating income** | | | | | | |
| **APAC** | -15% | 17% | -16% | 38% | 7% | 22% |
| **Ashland Distribution** | 22% | 12% | 12% | 0% | 4% | 11% |
| **Ashland Specialty Chemical** | 23% | 13% | 12% | 22% | 5% | 11% |
| **Valvoline** | 16% | 16% | 33% | 24% | 10% | 12% |
| **Refining and Marketing (2)** | 74% | 58% | 99% | 45% | 85% | 56% |
| **Corporate** | -20% | -15% | -39% | -29% | -10% | -11% |
| | 100% | 100% | 100% | 100% | 100% | 100% |
| **Assets** | | | | | | |
| **APAC** | 17% | 19% | 21% | 22% | 22% | 24% |
| **Ashland Distribution** | 13% | 12% | 12% | 13% | 13% | 15% |
| **Ashland Specialty Chemical** | 13% | 11% | 11% | 14% | 13% | 13% |
| **Valvoline** | 9% | 9% | 10% | 9% | 9% | 8% |
| **Refining and Marketing** | 38% | 37% | 35% | 36% | 34% | 34% |
| **Corporate (3)** | 10% | 12% | 11% | 6% | 8% | 5% |
| | 100% | 100% | 100% | 100% | 100% | 100% |

(1) Includes Ashland's equity income from MAP, amortization related to Ashland's excess investment in MAP, and other activities associated with Refining and Marketing.

(2) Sales and operating revenue percentages are not included in the table for the Refining and Marketing segment because Old Ashland accounted for its minority interest in MAP under the equity method.

(3) Includes cash, cash equivalents and other unallocated assets.

The following table sets forth the percentage that the Transferred Businesses represented of Old Ashland for the preceding five fiscal years and for the six months ended March 31, 2005.

| Transferred Businesses as a percentage of Old Ashland | | | |
|---|---|---|---|
| | Sales and operating revenues (1) | Operating income | Assets (as of end of period) |
| **Six months ended March 31, 2005** | 1% | 80% | 38% |
| **Year ended September 30** | | | |
| **2004** | 1% | 61% | 37% |
| **2003** | 1% | 112% | 36% |
| **2002** | 1% | 60% | 36% |
| **2001** | 1% | 92% | 34% |
| **2000** | 1% | 63% | 34% |

(1) Old Ashland accounted for its minority interest in MAP under the equity method.

Note: The profitability of Ashland's businesses is subject to normal business cycles as well as the volatility attendant to certain businesses, particularly in the Refining and Marketing segment. Ashland's businesses are susceptible to economic downturns, especially the businesses related to the purchase and sale of durable goods. In addition, APAC is subject to weather conditions and the typical seasonality of the construction industry. As a result historically, Old Ashland's operating income and the contributions of each segment's operating earnings to aggregate operating earnings have varied significantly from year to year.

Old Ashland had authorized capital of 300,000,000 shares of common stock, par value $1.00 per share ("Old Ashland Common Stock"), and 30,000,000 shares of no par value cumulative preferred stock. No shares of the cumulative preferred stock were outstanding. Old Ashland had registered the Old Ashland Common Stock and related preferred stock purchase rights under Section 12 of the Exchange Act, and was subject to and in compliance with the reporting requirements of the Exchange Act and the applicable rules and regulations thereunder. The Old Ashland Common Stock traded on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange ("CHX") under the ticker symbol "ASH." New Ashland has authorized capital of 200,000,000 shares of common stock, par value $0.01 per share ("New Ashland Common Stock"), and 30,000,000 shares of no par value cumulative preferred stock. Ashland decided to reduce authorized capital to 200,000,000 shares because it believed it did not need 300,000,000 authorized shares when there were only approximately 72,000,000 shares outstanding at the time. At the same time, Ashland changed par from $1.00 to $0.01 per share. Ashland does not believe these changes are material. There are no shares of the New Ashland cumulative preferred stock outstanding. New Ashland has registered the New Ashland Common Stock and related preferred stock purchase rights under the Exchange Act. Upon the effectiveness of the Joint Form S-4 (as defined below), New Ashland became subject to the reporting requirements of the Exchange Act and applicable rules and regulations thereunder; however, it has yet to file any periodic reports on Form 10-K or Form 10-Q with the Commission under the Exchange Act. New Ashland Common Stock also trades on the NYSE and the CHX under the same ticker symbol "ASH." As of June 30, 2005, there were 74,199,816 shares of New Ashland Common Stock outstanding. As of the Closing, New Ashland was owned by the Old Ashland shareholders in the same proportion as they owned Old Ashland. We note for the Staff that the changes to the authorized capital of Old Ashland were described in the proxy statement/prospectus relating to the Transaction.

The New Ashland articles of incorporation and by-laws are substantially the same as the Old Ashland articles of incorporation and by-laws, respectively. Accordingly, all of the rights and terms of shares of New Ashland Common Stock are substantially the same as those of shares of Old Ashland Common Stock. The New Ashland articles of incorporation and by-laws were included as annexes to the proxy statement/prospectus relating to the Transaction. In addition, Old Ashland executed amendments to its rights agreement providing that New Ashland would be substituted for Old Ashland following the Closing and that the rights agreement would continue in effect afterwards.

After the Closing, the management and Board of Directors of Old Ashland continued as the management and Board of Directors of New Ashland under the same governance structure. For example, New Ashland continued the same staggered Board of Directors structure as Old Ashland. In addition, the standing committees of the Board of Directors of Old Ashland continued as the standing committees of the Board of Directors of New Ashland. In the Transaction, only 533 employees out of approximately 21,000 Old Ashland employees as of March 31, 2005, were transferred to Marathon in connection with the transfer of the Maleic Business and the Transferred VIOC Centers.

B. The Transaction.

1. General. The principal purpose of the Transaction was to transfer Old Ashland's minority interest in MAP to Marathon. Under the terms of the governing documents of MAP, Marathon had an option, beginning on January 1, 2005, to purchase Old Ashland's minority interest in MAP at a 15% premium to fair market value. An exercise of that option would have resulted in a fully taxable transaction to Ashland. Marathon and Old Ashland structured the Transaction to be generally tax-free to Ashland's shareholders and tax-efficient to Ashland. After Closing, New Ashland owns the four wholly owned and operated businesses of Old Ashland (other than the Maleic Business and the Transferred VIOC Centers which were transferred to Marathon), and Marathon owns Old Ashland's minority interest in MAP, its LOOP and LOCAP interests, the Maleic Business and the Transferred VIOC Centers. The Transaction valued the Transferred Businesses at approximately $3.7 billion. Of this amount, the Maleic Business and the Transferred VIOC Centers represented only approximately $94 million, or 2.5% of the total Transaction value, and Old Ashland's minority interest in MAP represented approximately 97.5% of the total Transaction value. Based on the closing price of $71.87 and a total of 74,199,816 shares outstanding on the date of Closing, Old Ashland had a market valuation of approximately $5.24 billion prior to the opening of

trading on July 1, 2005. This valuation reflected the right to receive shares of Marathon common stock pursuant to the Transaction valued at approximately $936 million based on the closing price of Marathon common stock on the date of Closing, thus resulting in a net market value of New Ashland of approximately $4.3 billion as of June 30, 2005. Shares of New Ashland began trading without the right to receive shares of Marathon common stock on July 1, 2005.

Old Ashland, ATB Holdings Inc., a Delaware corporation and wholly owned subsidiary of Old Ashland ("ATB Holdings"), EXM LLC, a Kentucky limited liability company and wholly owned subsidiary of ATB Holdings, New Ashland, then a wholly owned subsidiary of ATB Holdings, Marathon, Marathon Oil Company, an Ohio corporation and wholly owned subsidiary of Marathon ("Marathon Company"), Marathon Domestic LLC, a Delaware limited liability company and wholly owned subsidiary of Marathon ("Merger Sub"), and MAP entered into a Master Agreement dated as of March 18, 2004 and amended as of April 27, 2005 (as so amended, the "Master Agreement"), to provide for the Transaction. The Master Agreement generally provided that, among other things, (a) Old Ashland would contribute its minority interest in MAP, its interests in LOOP and LOCAP, the Maleic Business and the Transferred VIOC Centers to ATB Holdings, (b) Old Ashland would reorganize into a holding company structure by being merged into EXM LLC, (c) EXM LLC would be merged into New Ashland, (d) ATB Holdings would distribute shares of New Ashland Common Stock to its stockholders (the former shareholders of Old Ashland), (e) ATB Holdings would be merged into Merger Sub and (f) New Ashland would receive cash and MAP accounts receivable of approximately $2.8 billion plus 38% of MAP's distributable cash as of the Closing and Old Ashland shareholders would receive shares of New Ashland and $915 million in Marathon common stock (determined based on the average price of Marathon common stock during a specified 20-day period prior to the Closing date) (collectively, the "Transaction"). Upon the Closing, New Ashland was renamed "Ashland Inc."

2. Structure. The Master Agreement set forth a series of steps necessary to complete the Transaction, including several contributions and mergers. The following steps occurred on the day of the Closing in the following order:

a. MAP Partial Redemption. MAP redeemed a portion of Old Ashland's 38% minority interest in MAP for a redemption price of approximately $879 million, paid in a combination of cash and MAP accounts receivable (the "Partial Redemption"). Ashland and Marathon had agreed that MAP would not make its quarterly distributions for the period from March 18, 2004, the date of the signing of the original Master Agreement, to the Closing or the termination of the Master Agreement in accordance with its terms, unless approved by a supermajority vote of the MAP board of managers. On May 31, 2005 and June 30, 2005, MAP made pre-Closing pro rata cash distributions to Marathon and Old Ashland that were approved by a supermajority vote of the MAP board of managers. Old Ashland's share of these pre-Closing distributions was approximately $272 million. In addition, as part of the Partial Redemption, MAP distributed $518 million to Old Ashland in cash and MAP accounts receivable representing 38% of MAP's distributable cash as of June 30, 2005 after giving effect to all pre-Closing distributions.

b. Maleic/VIOC Contribution. Old Ashland contributed the Maleic Business and the Transferred VIOC Centers to ATB Holdings and ATB Holdings assumed certain related liabilities (the "Maleic/VIOC Contribution"). Prior to the contribution, ATB Holdings had no assets or liabilities other than nominal assets or liabilities and did not conduct any active business operations.

c. MAP/LOOP/LOCAP Contribution. Old Ashland contributed to ATB Holdings its remaining interest in MAP and its interests in LOOP and LOCAP, and ATB Holdings assumed certain related liabilities.

d. The Reorganization Merger. Old Ashland merged with and into EXM LLC, which was the surviving business entity of that merger and a wholly owned subsidiary of ATB Holdings at that time (the "Reorganization Merger"). Prior to the Reorganization Merger, EXM LLC had no assets or liabilities other than nominal assets or liabilities and did not conduct any active business operations. By virtue of the Reorganization Merger, each share of Old Ashland Common Stock was converted into and represented one share of common stock, par value $1.00 per share of ATB Holdings ("ATB Holdings Common Stock"). All shares of Old Ashland Common Stock are no longer outstanding, were automatically canceled and retired and cease to exist. Old Ashland's shareholders, however, retained customary dissenters' rights to receive payment of the fair value of their shares. None of Old Ashland's shareholders asserted dissenters' rights before the special meeting of shareholders held on June 29, 2005 to approve the Transaction, after which such rights expired.

e. ATB Holdings Borrowing and Capital Contribution. Marathon arranged for a borrowing by ATB Holdings of approximately $1.92 billion (the "ATB Holdings Borrowing"). The ATB Holdings Borrowing was expressly non-recourse to Ashland and was made on terms and conditions reasonably acceptable to Ashland. Marathon guaranteed the ATB Holdings Borrowing. After the ATB Holdings Borrowing was completed, ATB Holdings promptly contributed to EXM LLC cash in the amount equal to the total amount of the borrowing (the "Capital Contribution").

f. The Conversion Merger. EXM LLC merged with and into New Ashland, which was the surviving business entity of that merger and a wholly owned subsidiary of ATB Holdings at that time (the "Conversion Merger"). Prior to the Conversion Merger, New Ashland had assets or liabilities other than nominal assets or liabilities and did not conduct any active business operations. By virtue of the Conversion Merger, each EXM LLC membership interest was converted into a number of shares of New Ashland Common Stock equal to the quotient of (1) the number of shares of ATB Holdings Common Stock outstanding prior to the Conversion Merger divided by (2) the number of EXM LLC membership interests outstanding prior to the Conversion Merger. All shares of New Ashland Common Stock held by ATB Holdings immediately prior to the Conversion Merger are no longer outstanding, were automatically canceled and retired and cease to exist.

g. The Distribution. ATB Holdings distributed (the "Distribution") shares of New Ashland Common Stock to the shareholders of Old Ashland (now holding ATB Holdings Common Stock at the effective time of the Distribution) on the basis of one share of New Ashland Common Stock for each outstanding share of ATB Holdings Common Stock. After giving effect to the Distribution, shares of New Ashland Common Stock were held by the former shareholders of Old Ashland in the same proportion as they owned Old Ashland immediately prior to the Distribution. By virtue of the Reorganization Merger and the Conversion Merger, New Ashland received the proceeds of the Partial Redemption and the Capital Contribution and owns Old Ashland's four wholly owned and operated businesses other than the Maleic Business and the Transferred VIOC Centers.

h. Acquisition Merger. ATB Holdings merged with and into Merger Sub, a wholly owned subsidiary of Marathon, which was the surviving business entity of that merger (the "Acquisition Merger"). By virtue of the Acquisition Merger, the shareholders of Old Ashland (holding ATB Holdings shares at the effective time of the Acquisition Merger) have the right to receive, for each share of ATB Holdings Common Stock, 0.2364 shares of common stock, par value $1.00 per share, of Marathon ("Marathon Common Stock").

After giving effect to steps (a) through (h) above, New Ashland received cash of $2.406 billion and MAP accounts receivable valued at $911 million, including $518 million of cash and MAP accounts receivable representing 38% of MAP's distributable cash as of June 30, 2005, after giving effect to all pre-closing cash distributions. In addition, Old Ashland's shareholders received 17,538,815 shares of Marathon Common Stock with an aggregate value of approximately $936 million based on the June 30, 2005 closing price of Marathon Common Stock. On the date of the Closing, New Ashland used proceeds received from the Transaction to repurchase, repay or defease approximately $2.1 billion of outstanding indebtedness and other financial obligations it assumed from Old Ashland by operation of law as a result of the Reorganization Merger and the Conversion Merger. By the end of the 2005 calendar year, New Ashland expects to use proceeds received from the Transaction to repurchase, repay or defease an additional $400 million of outstanding indebtedness and other financial obligations it assumed from Old Ashland by operation of law as a result of the Reorganization Merger and the Conversion Merger.

3. Purpose of the Transaction. The Ashland Board of Directors believed that the Transaction provided superior value to all other alternatives available to Ashland with respect to its minority interest in MAP. In addition, the Board believed the Transaction complemented New Ashland's strategic focus on transforming and improving the performance and financial dynamics of its four wholly owned and operated businesses.

4. Required Stockholder Vote. It was a condition to the Closing that Old Ashland's shareholders approve the Transaction and the agreements related thereto. Old Ashland held a special meeting of shareholders on June 29, 2005 at which Old Ashland's shareholders considered and approved the Transaction and the agreements related thereto.

5. Proxy Solicitation. In connection with the Transaction, a definitive proxy statement/prospectus (the "Proxy Statement") was filed with the Commission on May 25, 2005 and was furnished to the holders of Ashland Common Stock for use in soliciting their proxies to approve the Transaction and the agreements related thereto. The Proxy Statement constituted a prospectus of ATB Holdings, New Ashland and Marathon relating to their respective common stock issued pursuant to the Transaction.

6. Securities Act Registration. ATB Holdings and New Ashland have registered their respective common stock issued pursuant to the Transaction under the Securities Act on a Form S-4 (the "Joint Form S-4"). ATB Holdings and New Ashland filed Amendment No. 3 to the Joint Form S-4, which includes the Proxy Statement, on May 19, 2005. The Joint Form S-4 was declared effective by the Commission on May 20, 2005.

7. Reporting Requirements; Listing; Delisting and Deregistration. In connection with the Transaction, ATB Holdings and New Ashland became subject to the reporting requirements of the Exchange Act and applicable rules and regulations thereunder as a result of the effectiveness of the Joint Form S-4. In addition, New Ashland filed a registration statement on Form 8-A with the Commission on June 15, 2005 pursuant to Section 12(b) of the Exchange Act in order to register the New Ashland Common Stock thereunder. Application was made to list the New Ashland Common Stock on the NYSE and CHX and New Ashland began trading on those exchanges on July 1, 2005. Upon the Closing, Old Ashland Common Stock ceased to be listed on the NYSE and CHX and will be deregistered under the Exchange Act.

C. Employee Benefit Matters. Shares of Old Ashland Common Stock and other employee benefit plan interests are registered on Form S-3 (No. 333-78675, No. 333-36842, No. 333-54762, No. 333-82830 and No. 333-105396) and Form S-8 (No. 33-52125, No. 33-32612, No. 33-55922, No. 33-49907, No. 33-62091, No. 333-33617, No. 333-54766, No. 333-122269 and No. 333-122270) for distribution pursuant to certain stock option, stock purchase, restricted stock and incentive plans and certain other compensation and benefit plans (collectively, the "Existing Plans").

Outstanding Old Ashland stock options and Old Ashland stock appreciation rights under the Existing Plans were adjusted to reflect the Transaction. Pursuant to that adjustment, both the number of shares subject to each outstanding Old Ashland stock option and Old Ashland stock appreciation right and the applicable exercise price thereof were appropriately and equitably adjusted to reflect the change in the fair market value of the Old Ashland Common Stock immediately before and immediately after the Closing in a manner that preserved the aggregate exercise price and intrinsic value of each outstanding Old Ashland stock option and Old Ashland stock appreciation right immediately prior to the Closing. In addition, the shares of Old Ashland Common Stock reserved for issuance under the Existing Plans were converted into the same number of shares of New Ashland Common Stock. Unvested Old Ashland nonqualified stock options and Old Ashland stock appreciation rights granted to active employees of MAP, Marathon or their subsidiaries immediately prior to the Closing that were outstanding and unexercised immediately prior to the Closing, and were either (1) granted in 2001 or 2002 or (2) granted in 2003 and scheduled to vest on September 18, 2005, became fully vested upon the Closing. These Old Ashland nonqualified stock options and Old Ashland stock appreciation rights, in addition to Old Ashland nonqualified stock options and Old Ashland stock appreciation rights granted to active employees of MAP, Marathon or their subsidiaries that were outstanding, vested and exercisable but remained unexercised immediately prior to the Closing, will remain exercisable for 90 days after the Closing. In addition, the Old Ashland nonqualified stock options and Old Ashland stock appreciation rights were adjusted as described above. New Ashland will authorize conforming amendments necessary to reflect the assumption of the Existing Plans and the extension of such plans to employees of New Ashland and its subsidiaries.

The Closing of the Transaction occurred on June 30, 2005. Prior to Closing, Old Ashland suspended the ability of participants in the Existing Plans to acquire shares of Old Ashland Common Stock registered under the above-referenced registration statements pursuant to the Existing Plans. New Ashland will continue to suspend the ability of participants in the Existing Plans to acquire shares of New Ashland Common Stock under the Existing Plans until it has resolved with the Staff the requests set forth below. In addition, the 90-day exercise period for Old Ashland nonqualified stock options and Old Ashland stock appreciation rights granted to active employees of MAP, Marathon or their subsidiaries immediately prior to the Closing described in the preceding paragraph will be extended to 90 days after New Ashland has resolved with the Staff the requests set forth below.

D. Shelf Registration Statement. In addition to the registration statements on Form S-3 and S-8 relating to the Existing Plans, Old Ashland also maintained a shelf registration statement on Form S-3 (No. 333-69138) (the "Shelf Registration") covering the offer and sale from time to time of Old Ashland Common Stock, preferred stock, depositary shares, debt securities and/or warrants. New Ashland will not issue New Ashland Common Stock, preferred stock, depositary shares, debt securities or warrants until it has resolved with the Staff the requests set forth below.

## II. REQUESTS

We request your advice as to whether the Staff would object if New Ashland takes the actions or proceeds under the assumptions set forth below.

A. Availability of Form S-3. New Ashland requests that the Staff concur with our opinion that immediately after the consummation of the Transaction, New Ashland is able to register securities under the Securities Act pursuant to a registration statement on Form S-3, provided that at the time of filing it satisfies all applicable registrant requirements of Form S-3 other than the 12-month reporting requirement set forth in Instruction I.A.3 thereto.

B. Availability of Rule 414. New Ashland requests that the Staff concur with our opinion that immediately after the consummation of the Transaction, in accordance with Rule 414 under the Securities Act, the Shelf Registration and the above-referenced registration statements on Form S-3 and Form S-8 with respect to the Existing Plans may be deemed to be registration statements of New Ashland as "successor issuer" for the purpose of continuing the offerings contemplated thereby, provided that New Ashland specifically amends and adopts such registration statements as its own in the manner required by Rule 414(d).

C. Availability of Rule 144. New Ashland requests that the Staff concur with our opinion that immediately after the consummation of the Transaction, New Ashland is deemed to satisfy the "current public information" requirement of Rule 144(c)(1) under the Securities Act so that sales of New Ashland Common Stock pursuant to Rules 144 and 145 may commence immediately thereafter.

III. DISCUSSION

A. Availability of Form S-3. General Instruction I.A to Form S-3 sets forth the requirements that a registrant must meet in order to qualify for the use of Form S-3 to register offers and sales of securities under the Securities Act. New Ashland is organized under the laws of the Commonwealth of Kentucky and has registered its common stock and related preferred stock purchase rights on Form 8-A under the Exchange Act and therefore satisfies the requirements of Instructions I.A.1 and I.A.2 of Form S-3. New Ashland also satisfies the requirements of Instruction I.A.5 of Form S-3 because the events specified therein have not occurred with respect to New Ashland. Instruction I.A.3 provides that in order to use Form S-3, a registrant must, among other things, have been subject to the reporting requirements of Section 12 or 15(d) of the Exchange Act and have filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 12 calendar months immediately preceding the filing of the registration statement on Form S-3. On a stand-alone basis, New Ashland will not meet this 12-month reporting requirement immediately after the Closing.

Under the circumstances of the Transaction, we believe that the imposition of the 12-month reporting requirement on New Ashland is neither appropriate nor necessary for the protection of investors. First, detailed information regarding New Ashland of the type contemplated by the 12-month reporting requirement is already available to the public. Second, we believe that permitting New Ashland to use Form S-3 immediately after the Closing would be consistent with the position taken by the Staff in a number of prior interpretive letters. Finally, we believe that permitting New Ashland to use Form S-3 immediately after the Transaction is complete would be consistent with the position taken by the Staff in Staff Legal Bulletin No. 4.

*Publicly Available, Detailed Information Regarding New Ashland.* The purpose of the 12-month reporting requirement is to ensure that detailed information regarding the issuer has been disseminated to the public prior to the registration of securities on Form S-3. Detailed information regarding New Ashland is already available to the public because, among other things:

1. Old Ashland was in compliance with its reporting obligations under the Exchange Act immediately prior to the Reorganization Merger.

2. With respect to the information regarding the wholly owned and operated businesses that constitute New Ashland included in reports filed by Old Ashland, we note that Old Ashland's Annual Reports on Form 10-K for the last five fiscal years contain detailed financial and narrative disclosure regarding those wholly owned and operated businesses. Such disclosure includes data with respect to those wholly owned and operated businesses contained in the audited consolidated financial statements of Old Ashland reported on by independent public accountants, as well as discussion and analysis of the financial condition and results of operations of those wholly owned and operated businesses in the format required by Item 303 of Regulation S-K. Furthermore, Old Ashland's Quarterly Reports on Form 10-Q for the first three quarters of the fiscal years ended September 30, 2003 and September 30, 2004 and the quarters ended December 31, 2004 and March 31, 2005, contain unaudited consolidated financial statements of Old Ashland with segment data with respect to the wholly owned and operated businesses constituting New Ashland, as well as a discussion and analysis of the financial condition and results of operations of the segments comprising New Ashland in the format required by Item 303 of Regulations S-K. We also note that while the balance sheets and income statements of Old Ashland include financial information with respect to Old Ashland's minority interest in MAP, that such information is contained in a single line item on both the balance sheets and the income statements. Accordingly, the balance sheets and income statements of New Ashland will be easily comparable to the balance sheets and income statements of Old Ashland except for the changes resulting from the transfer of the Maleic Business and the Transferred VIOC Centers, which as discussed in Section I.A. "Ashland" above, Ashland believes were not material to Old Ashland's four wholly owned and operated businesses, taken as a whole, or individually to the applicable segment in which such business was included. We note that the historical disclosure included the Maleic Business and the Transferred VIOC Centers which are not owned by New Ashland. Given the limited size and lack of materiality of the Maleic Business and the Transferred VIOC Centers in the context of the four wholly owned and operated businesses and in the context of each of their respective segments, in each case as evidenced by the tables in Section I.A. "Ashland" above, we believe that the previous disclosure provided regarding the wholly owned and operated businesses is sufficient to protect investors.

We note that, as part of the Transaction, New Ashland received approximately $1.92 billion in cash by virtue of the Capital Contribution,[1] representing a value transfer from the businesses transferred to Marathon (i.e., the Refining and Marketing segment, the Maleic Business and the Transferred VIOC Centers) to New Ashland. The proceeds of the Capital Contribution have been, or will be, used to repurchase, repay or defease outstanding indebtedness and other financial obligations that New Ashland assumed from Old Ashland by operation of law as a result of the Reorganization Merger and the Conversion Merger. Despite this change in cash position

[1] As described above, ATB Holdings made the Capital Contribution to EXM LLC. Following the Capital Contribution, New Ashland assumed the businesses, assets and liabilities of EXM LLC as a result of the Conversion Merger.

and capital structure, we believe that New Ashland should be considered as having the same businesses, assets and liabilities as Old Ashland for the purpose of determining Form S-3 eligibility. The change in cash position and capital structure will not impact the segment-level financial information (such as revenues, operating income, assets, depreciation and additions to property, plant and equipment) regarding the wholly owned and operated businesses that constitute New Ashland previously included in Exchange Act reports filed by Old Ashland. As noted in the table on page 6 of this letter, cash and cash equivalents are allocated to the Corporate segment rather than the wholly owned and operated businesses. Indebtedness and other financial obligations are recorded on the consolidated balance sheet and not allocated among the wholly owned and operated businesses. Interest expense and other financial costs are recorded below the operating income line item and accordingly the reduction in such expenses will not impact segment-level operating income. The impact of the change in cash position and capital structure will largely be contained in several isolated line items in the financial statements of New Ashland, including the interest expense line item on the income statement, the cash and cash equivalents and debt-related line items on the balance sheet and several items on the cash flow statement. Accordingly, the financial statements of New Ashland will be easily comparable to the financial statements of Old Ashland except for the changes discussed in this paragraph and the preceding paragraph. For these reasons, we believe that the previous disclosure provided regarding the wholly owned and operated businesses is sufficient to protect investors.

3. The Proxy Statement furnished to the holders of Old Ashland Common Stock in connection with the Transaction, the Joint Form S-4, the registration statement on Form 8-A filed under the Exchange Act for the New Ashland Common Stock and the documents incorporated by reference in each of these documents contained detailed information regarding New Ashland. The Proxy Statement includes, among other things, a pro forma balance sheet as of March 31, 2005, a pro forma income statement for the year ended September 30, 2004 and a pro forma income statement for the six months ended March 31, 2005 of New Ashland giving effect to the Transaction that reflect the transfer of Old Ashland's minority interest in MAP, the Maleic Business and the Transferred VIOC Centers, the receipt by New Ashland of cash and MAP accounts receivable as part of the consideration for the Transaction and the repayment of substantially all of Old Ashland's debt. In addition, the Proxy Statement includes risk factor disclosure related to New Ashland and a description of the capital stock of New Ashland and a comparison of the rights of holders of New Ashland capital stock to the rights of holders of Old Ashland stock, such rights being substantially the same. The Proxy Statement also notes that after the Closing, the management and Board of Directors of Old Ashland would continue as the management and Board of Directors of New Ashland and that New Ashland would continue with the same staggered Board of Directors structure and standing committees as Old Ashland.

Based on the foregoing, we believe that the imposition on New Ashland of the 12-month reporting requirement set forth in Instruction I.A.3 of Form S-3 would not result in the disclosure of any meaningful additional information to shareholders.

*Consistency of Relief With Prior Staff Interpretations.* We believe that permitting New Ashland to use Form S-3 immediately after the completion of the Transaction would be consistent with the position taken by the Staff in a number of prior interpretive letters. *See, e.g.*, CarMax, Inc. (available December 30, 2002) ("CarMax"); United States Steel (available December 28, 2001) ("United States Steel"); AT&T Wireless Services, Inc. (available June 29, 2001) ("AT&T Wireless"); Avaya Inc. (available August 23, 2000) ("Avaya"); U.S. West, Inc. (available May 5, 1998) ("U.S. West"); Alco Standard Corporation (available February 14, 1997) ("Alco Standard"); and Electronic Data Systems Holding Corporation (available April 29, 1996) ("EDS"). Specifically, the Staff has taken the position that a newly separated or spun-off company could take into account its parent's Exchange Act reporting history for purposes of Form S-3 eligibility when publicly available, detailed information about the newly separated or spun-off company existed, including extensive segment-level information about the newly separated or spun-off company, in the parent's historic Exchange Act periodic reports. *See* CarMax, United States Steel, AT&T Wireless, Avaya, U.S. West, Alco Standard and EDS. In some of these cases, the transaction involved a separation or spin-off of subsidiaries or segments whose performance was reflected in a separate class of tracking stock or targeted stock while in others, the transaction simply involved a separation or spin-off of subsidiaries or segment. In each case, however, the subsidiaries or segments were separated or spun-off into a new Exchange Act reporting entity. The present circumstances, while similar, essentially involve (a) the separation of Old Ashland's Refining and Marketing segment,[2] a substantial, separately reported business segment of an Exchange Act reporting entity, from Old Ashland as part of the reorganization of Ashland in the Transaction and (b) the creation and spin-off of New Ashland (a new Exchange Act reporting entity), which holds the remaining business segments of Old Ashland, the original Exchange Act reporting entity. Nonetheless, it is our opinion that the Transaction is conceptually the same as the separation and spin-off transactions addressed in the Staff's prior no-action letters cited above in that the relevant issue for purposes of determining Form S-3 eligibility is whether publicly available, detailed information about New Ashland, including extensive segment-level, exists in Old Ashland's historic Exchange Act periodic reports, exists.

In each of the Staff's prior interpretive letters cited above, the newly separated or spun-off Exchange Act reporting entity did not comprise substantially all of the businesses, assets and liabilities of its parent company, the original Exchange Act reporting entity. *See* CarMax, United States Steel, AT&T Wireless, Avaya, U.S. West, Alco Standard and EDS. In fact, in each case, the parent company retained significant businesses, assets and liabilities. For example, in United States Steel, USX Corporation spun-off its U.S. Steel Group, a wholly owned subsidiary. The spin-off was accomplished through, among other steps, a separation merger in which each share of U.S. Steel Group Common Stock, a tracking stock, was exchanged for one share of United States Steel Common Stock. United States Steel was a public Exchange Act

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[2] As described above, the Maleic Business and the Transferred VIOC Centers were also separated and transferred to Marathon.

reporting entity after the merger and comprised only the businesses, assets and liabilities of the U.S. Steel Group. USX Corporation retained the businesses, assets and liabilities of its Marathon Group and changed its name to Marathon Oil Corporation. Similarly, in U.S. West and EDS, the newly separated or spun-off entity comprised only the businesses, assets and liabilities of the Communications Group and Dex Business, in the case of U.S. West, and the EDS Group, in the case of EDS, and the parent companies retained significant businesses, assets and liabilities. We believe that in each of the Staff's prior interpretive letters cited above, the Staff did not object to the use of Form S-3 by the newly separated or spun-off entity immediately after the completion of the separation or spin-off transaction despite the newly separated or spun-off entity not comprising substantially all of the businesses, assets and liabilities of the parent company because publicly available, detailed information about the newly separated or spun-off entity, including extensive segment-level information about the newly separated or spun-off entity, existed in the parent company's historic Exchange Act periodic reports. In the present situation, the Refining and Marketing segment, the Maleic Business and the Transferred VIOC Centers were separated from the prior Exchange Act reporting entity (Old Ashland) as part of the reorganization of Ashland in the Transaction, and New Ashland (a new Exchange Act reporting entity) was spun-off to hold the remaining business segments of Old Ashland. In the Staff's interpretive letters cited above, the original Exchange Act reporting entity continued to exist, and both the original Exchange Act reporting entity and the new Exchange Act reporting entity were Form S-3 eligible. In the present situation, the original Exchange Act reporting entity (Old Ashland) ceased to exist after the completion of the Transaction and the Refining and Marketing segment, the Maleic Business and the Transferred VIOC Centers were transferred to Marathon. We do not believe that this difference should affect the analysis for determining Form S-3 eligibility for New Ashland because the fact that Old Ashland no longer exists does not affect the quality of publicly available, detailed information that exists regarding New Ashland, including the extensive segment-level information, included in Old Ashland's historic Exchange Act periodic reports.

While New Ashland does not comprise substantially all of the nonwholly owned and operated businesses of Old Ashland (i.e., the Refining and Marketing segment), it does comprise substantially all of the wholly owned and operated businesses of Old Ashland, excluding only the Maleic Business and the Transferred VIOC Centers, which as discussed in Section I.A. "Ashland" above Ashland believes were not material to Old Ashland's four wholly owned and operated businesses, taken as a whole, or individually to the applicable segment in which such business was included. We note that in each of the Staff's prior interpretive letters cited above, the assets and liabilities of the newly separated or spun-off entity were not identical to the assets and liabilities of the entity when it was a subsidiary or segment. *See* CarMax, United States Steel, AT&T Wireless, Avaya, U.S. West, Alco Standard and EDS. For example, in U.S. West, the spun-off entity consisted of the Communications Group and the Dex Business of U.S. West. All of the assets and liabilities of the Communications Group were transferred to the spun-off entity. However, the Dex Business did not comprise all of the Directory and Information Services ("DIS") segment, about which financial and narrative disclosure had been included in the Exchange Act reports of U.S. West. For the full fiscal year ended prior to the U.S. West transaction, the Dex Business represented 96% of revenues, 100% of operating income and 83% of assets (at the end of such period) of the DIS segment. For the fiscal quarter ended prior to the U.S. West transaction, the Dex Business represented 100% of revenues and operating income and 80% of assets of the DIS segment. In another instance, the Staff confirmed that it would not object if a subsidiary of Viacom Inc. used Form S-3 to register future offerings of securities when it owned 94% of revenues, 85% of operating income and 95% of assets of its predecessor, with the remaining portion of the predecessor's revenues, operating income and assets being spun-off to an entity jointly owned by certain of Viacom Inc.'s shareholders and Tele-Communications, Inc. *See* Viacom Inc. (available September 13, 1996) ("Viacom"). As noted above, New Ashland represented 99% of revenues, between 92% and 97% of operating income and 99% of assets of the wholly owned and operated businesses of Old Ashland for each of the preceding five fiscal years and for the six months ended March 31, 2005.[3] We believe that these percentages compare quite favorably with the percentages of revenues, operating income and assets cited in U.S. West and Viacom. We do not believe that the fact that New Ashland does not comprise the Maleic Business and the Transferred VIOC Centers (which as discussed in Section I.A. "Ashland" above Ashland believes were not material to Old Ashland's four wholly owned and operated businesses, taken as a whole, or individually to the applicable segment in which such business was included) affects the analysis for determining Form S-3 eligibility because it does not affect the quality of publicly available, detailed information that exists regarding New Ashland, including extensive segment-level information, included in Old Ashland's historic Exchange Act periodic reports.

Finally, we note that New Ashland's cash position and capital structure are immediately following the Transaction different than Old Ashland's cash position and capital structure immediately prior to the Transaction because of the Capital Contribution and the subsequent repurchase, repayment or defeasance of outstanding indebtedness and other financial obligations. However, the Staff has previously not objected to the use of Form S-3 after the completion of similar separation or spin-off transactions in which the newly separated or spun-off entity had a materially different cash position or capital structure immediately after the transaction than when it was a subsidiary or segment immediately prior to the transaction as a result of a value transfer either from or to the parent company. *See* United States Steel and EDS. In United States Steel, as part of the separation of United States Steel from USX Corporation, a portion of the indebtedness and other obligations of USX Corporation were repaid or retired pursuant to a combination of inter-company agreements, tender offers, debt assumptions and new financing arrangements entered into by United States Steel, the purpose and effect of

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[3] In fiscal year 2003, combined operating income for the Maleic Business and the Transferred VIOC Centers was approximately $11 million, while the reported operating income for all of Old Ashland's wholly owned and operated businesses (burdened by Corporate expenses) was approximately $3 million. As more fully described in the table on page 2 of this letter, this resulted from unusually poor performance in Old Ashland's wholly owned and operated businesses combined with a number of unusual items. Ashland believes that these results were anomalous, and we do not believe that they are relevant for purposes of the analysis of Form S-3 eligibility.

which were to cause United States Steel to incur indebtedness and other obligations in an amount approximately equal to all of the liabilities of or attributed to the United States Steel Group immediately prior to the separation less $900 million, resulting in a value transfer from USX Corporation to United States Steel of $900 million. In EDS, immediately prior to and as a condition to the separation of EDS from General Motors Corporation, EDS contributed $500 million in cash to an entity which was subsequently merged into General Motors Corporation, resulting in a value transfer from EDS to General Motors Corporation of $500 million. Similarly, the change in New Ashland's cash position and capital structure resulted from a value transfer from the Refining and Marketing segment, the Maleic Business and the Transferred VIOC Centers to New Ashland. Furthermore, as discussed above, despite New Ashland's different cash position and capital structure immediately following the Transaction, the financial statements of New Ashland will be easily comparable to the financial statements of Old Ashland because the impact of the change in cash position and capital structure will largely be contained in several isolated line items in New Ashland's financial statements. In addition, as discussed above, the change in cash position and capital structure immediately following the Transaction will not impact the segment-level financial information regarding the wholly owned and operated businesses that constitute New Ashland included in Old Ashland's historic Exchange Act periodic reports.

We note that, based on our research of the Staff's prior interpretive letters, it appears that the only precedents resembling the present situation are found in a separation or spin-off context. We also note that, based on our research of the Staff's prior interpretive letters, it appears that the Staff has not granted relief under more analogous circumstances than the separation or spin-off context noted above. Nonetheless, we believe that permitting New Ashland to use Form S-3 immediately after the completion of the Transaction would be consistent with the positions taken by the Staff in prior interpretive letters for the reasons outlined above.

*Consistency of Relief With Staff Legal Bulletin No. 4.* We also believe that permitting New Ashland to use Form S-3 immediately after the Closing would be consistent with the position taken by the Staff in Staff Legal Bulletin No. 4. However, we are requesting relief because the structure of the Transaction differs from the structure of spin-offs addressed by Staff Legal Bulletin No. 4.

In Staff Legal Bulletin No. 4, the Staff allows a spun-off subsidiary to consider its former parent's reporting history in determining whether the spun-off subsidiary satisfies Form S-3's reporting history requirement if: (1) the parent is current in its Exchange Act reporting; (2) the spun-off subsidiary will have substantially the same assets, businesses and operations as a segment or subsidiary about which the parent has reported extensive segment data and other financial and narrative disclosure in its Exchange Act periodic reports for at least 12 months before the spin-off date; and (3) the spin-off meets five conditions: (i) the parent stockholders do not provide consideration for the spun-off shares; (ii) the spin-off is pro rata to the parent shareholders; (iii) the parent provided adequate information about the spin-off and the subsidiary to its shareholders and the trading markets; (iv) the parent has a valid business purpose for the spin-off; and (v) if the parent spins off restricted securities, it has held those securities for at least two years.

As described above, New Ashland clearly satisfies the first two conditions, as well as sub-parts (ii), (iii) and (iv), while sub-part (v) does not apply because ATB Holdings, a subsidiary of Old Ashland, formed New Ashland. We also believe the condition set forth in sub-part (i) has been satisfied. For this condition to fail, two things must happen: (1) the parent shareholders must provide consideration and (2) the consideration must be for the spun-off shares. In this case, the Old Ashland shareholders (the parent shareholders) did not provide any consideration in the Transaction. The spin-off of New Ashland was effected in the Distribution and the Old Ashland shareholders, as the parent shareholders (holding ATB Holdings Common Stock at the effective time of the Distribution), did not provide any consideration for shares of New Ashland Common Stock. Immediately after the Distribution, an Old Ashland shareholder owned one share of ATB Holdings Common Stock and one share of New Ashland Common Stock for each share of Old Ashland Common Stock owned immediately prior to the Reorganization Merger. We recognize that the Acquisition Merger following the Distribution complicates the analysis under Staff Legal Bulletin No. 4. As a result of the Transaction, Old Ashland shareholders received shares of New Ashland Common Stock in the Distribution and thereafter received shares of Marathon Common Stock in the Acquisition Merger. However, even if the Old Ashland shareholders were viewed as having provided consideration in the Transaction because of their receipt of shares of Marathon Common Stock in the Acquisition Merger, the consideration provided would have been for the shares of Marathon Common Stock and not for the spun-off shares of New Ashland Common Stock. Accordingly, under this view, the Transaction is a spin-off of New Ashland in the Distribution which satisfies the conditions set forth in Staff Legal Bulletin No. 4, followed by the Acquisition Merger in which Old Ashland shareholders provide consideration in exchange for shares of Marathon Common Stock. Based on the foregoing, we believe the condition in sub-part (i) has been satisfied.

Even if in the larger context of the entire Transaction, the parent Old Ashland shareholders were viewed as having provided consideration for the spun-off shares of New Ashland Common Stock because an investment decision was made to exchange shares of Old Ashland Common Stock for shares of New Ashland Common Stock and Marathon Common Stock, we believe that this difference does not alter the logic of Staff Legal Bulletin No. 4. Specifically, because Old Ashland has reported detailed information regarding itself for more than 12 months, and New Ashland has filed the Joint Form S-4 and the Form 8-A relating to the New Ashland Common Stock issued in the Transaction, the structural differences between the Transaction and a spin-off do not change the quality of publicly available information that would have been available if New Ashland were separated in a spin-off of the type addressed in Staff Legal Bulletin No. 4. Thus we believe that permitting New Ashland to use Form S-3 immediately after the Transaction would be consistent with the position taken by the Staff in Staff Legal Bulletin No. 4.

Ashland hereby requests that the Staff concur with our opinion that New Ashland will be eligible to register securities pursuant to a registration statement on Form

S-3 immediately after the Closing, provided that at the time of filing it satisfies all applicable registrant requirements of Form S-3 (including the requirement in Instruction I.A.3.b that a registrant have filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than reports required solely pursuant to certain items of Form 8-K) other than the 12-month reporting requirement set forth in Instruction I.A.3 thereto.

B. Availability of Rule 414. Rule 414 under the Securities Act provides that, if an issuer has been succeeded by a different issuer in order to change its form of organization, the registration statement of the "predecessor issuer" may be deemed to be the registration statement of the "successor issuer" for the purpose of continuing an offering of securities registered under the Securities Act, provided that certain listed conditions are met. In addition to other requirements, an issuer must fulfill the following in order to avail itself of Rule 414: (a) immediately prior to the succession, the successor issuer had no assets or liabilities other than nominal assets or liabilities; (b) the succession was effected by merger or similar transaction under which the issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer; (c) the succession was approved by the security holders of the predecessor issuer in a solicitation pursuant to Section 14(a) of the Exchange Act; and (d) the successor issuer shall have made appropriate amendments to the registration statements of the predecessor issuer in order to reflect the adoption by it of such registration statements and to ensure that such registration statements are not misleading.

In our analysis of the availability of Rule 414, we view the relevant steps of the Transaction separately and accordingly look first at the Reorganization Merger and then at the Conversion Merger.

1. Reorganization Merger. In the Reorganization Merger, Old Ashland merged with and into EXM LLC, which was the surviving business entity of that merger and a wholly-owned subsidiary of ATB Holdings at that time. As a result of the Reorganization Merger, the form of organization of Old Ashland was changed to a limited liability company, the surviving business entity of the merger.

a. Rule 414(a). EXM LLC was organized in March 2004 and immediately prior to the Reorganization Merger had no assets or liabilities other than nominal assets or liabilities.

b. Rule 414(b). EXM LLC acquired all of the assets and assumed all of the liabilities and obligations of Old Ashland immediately prior to the Reorganization Merger. We note, however, that prior to the Reorganization Merger, Old Ashland transferred its remaining minority interest in MAP, its interests in LOOP and LOCAP, the Maleic Business and the Transferred VIOC Centers to ATB Holdings.

c. Rule 414(c). The Reorganization Merger, as part of the Transaction, was approved by Ashland's shareholders in a solicitation pursuant to Section 14(a) of the Exchange Act on June 29, 2005.

d. Rule 414(d). EXM LLC did not make appropriate amendments to the registration statements of Ashland in order to reflect the adoption by it of such registration statements and to ensure that such registration statements are not misleading. EXM LLC never existed as a public company. During its entire existence, it was a subsidiary of ATB Holdings. As discussed in Section 2(d) below, New Ashland, as the successor to EXM LLC, is a public company and does propose to make such amendments.

2. Conversion Merger. In the Conversion Merger, EXM LLC merged with and into New Ashland, which was the surviving business entity of that merger and a wholly owned subsidiary of ATB Holdings at that time. As a result of the Conversion Merger, the form of organization of EXM LLC was changed to a corporation, the surviving business entity of the merger.

a. Rule 414(a). New Ashland was organized in March 2004 and immediately prior to the Conversion Merger had no assets or liabilities other than nominal assets or liabilities.

b. Rule 414(b). In the Conversion Merger, EXM LLC merged with and into New Ashland, with New Ashland surviving the merger. New Ashland acquired all of the assets and assumed all of the liabilities and obligations of EXM LLC immediately prior to the Conversion Merger.

c. Rule 414(c). The Conversion Merger, as part of the Transaction, was approved by Ashland's shareholders in a solicitation pursuant to Section 14(a) of the Exchange Act on June 29, 2005. The Conversion Merger, as part of the Transaction, was approved by ATB Holdings, as the sole member of EXM LLC and the sole shareholder of New Ashland, on April 27, 2005.

d. Rule 414(d). Old Ashland has filed with the Commission the Shelf Registration and the above-referenced registration statements on Form S-3 and Form S-8 with respect to the Existing Plans. We propose that New Ashland make appropriate amendments to the registration statements of Old Ashland in order to reflect the adoption by it of such registration statements and to ensure that such registration statements are not misleading. More specifically, subject to the Staff's agreement with our interpretation of Rule 414, New Ashland proposes to amend the Shelf Registration and the above-referenced registration statements on Form S-3 and Form S-8 with respect to the Existing Plans in order to: (i) adopt such registration statements as its own; (ii) in the case of the above-referenced registration statements on Form S-3 and Form S-8 with respect to the Existing Plans, reflect certain amendments proposed to be made to the Existing Plans in connection with the Transaction (which amendments will generally provide that: (1) each of the Existing Plans will be assumed by New Ashland; (2) outstanding awards under each such plan will be adjusted so that, effective upon the consummation of the Transaction, the securities to which such awards relate will be New Ashland Common Stock rather than Old Ashland Common Stock; (3) future awards under each such plan will be in the form of New Ashland Common Stock rather than Old Ashland Common Stock; and (4) all references in such plans to Old Ashland will be changed to refer to New Ashland, where appropriate); and (iii) set forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the registration statements from being misleading in any material respect.

Based on the foregoing, EXM LLC and New Ashland have (or, in the case of Rule 414(d), New Ashland will have) satisfied the requirements of Rule 414 as outlined above, other than the fact that EXM LLC did not make appropriate amendments to the registration statements of Old Ashland in order to reflect the adoption by it of such registration statements and to ensure that such registration statements are not misleading. As we noted above, EXM LLC never existed as a public company. During its entire existence, it was a subsidiary of ATB Holdings. EXM LLC only held the assets, liabilities and obligations of Old Ashland immediately prior to the Reorganization Merger for a period of several hours on the date of the Closing. Later in the day on the date of the Closing, EXM LLC was merged into New Ashland and ceased to exist. Accordingly, immediately prior to the Reorganization Merger, the assets, liabilities and obligations of Old Ashland were owned by Old Ashland and several hours later at the end of the date of Closing, those assets, liabilities and obligations were owned by New Ashland. Under these circumstances, we believe that it would have been neither practical nor helpful for EXM LLC to have amended the registration statements in the manner required by Rule 414(d). New Ashland is a public company and will make appropriate amendments to the registration statements and ensure that such registration statements are not misleading.

While each of the Reorganization Merger and the Conversion Merger technically satisfy the requirement of Rule 414(b), we recognize that in the context of the Transaction as a whole, New Ashland arguably could be viewed as not having met the condition set forth in Rule 414(b) in the context of the Reorganization Merger, which provides that the successor issuer must acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer, because New Ashland only acquired the assets and assumed the liabilities and obligations of the four wholly owned and operated businesses of Old Ashland (other than the Maleic Business and the Transferred VIOC Centers) and not the Transferred Businesses.

We note for the Staff that the principal purpose of the Transaction was to transfer Ashland's minority interest in MAP to Marathon. The parties structured the transaction to be tax-free to Ashland's shareholders and tax-efficient to Ashland, which required the numerous changes in organizational structure of Ashland described above, including the Reorganization Merger and the Conversion Merger, thereby raising the succession-related issues discussed in this letter. These changes in organizational structure merely facilitated the transfer of the Transferred Businesses to Marathon in a tax-efficient transaction in which all the proceeds of such transfer were received by Ashland (in a new legal form) and its shareholders. We note that, among other things,

- the Board of Directors of New Ashland is the same as the Board of Directors of Old Ashland and the Board maintains the same governance structure as prior to the Closing, including the same staggered class structure and committees;

- the management of New Ashland is the same as that of Old Ashland and, in particular, New Ashland management's day-to-day responsibilities and duties are substantially the same as prior to the Closing because the principal asset transferred in the Transaction was a minority interest in MAP for which the management of Old Ashland did not have day-to-day operating responsibility;

- only 553 employees out of approximately 21,000 Old Ashland employees as of March 31, 2005, were transferred to Marathon in connection with the transfer of Maleic Business and the Transferred VIOC Centers;

- as of the Closing, New Ashland was owned by the Old Ashland shareholders in the same proportion as they owned Old Ashland;

- the articles and by-laws of New Ashland are substantially the same as those of Old Ashland and therefore all the rights and terms of shares of New Ashland Common Stock are substantially the same as those of shares of Old Ashland Common Stock; and

- New Ashland continues to trade on the NYSE and CHX under the same ticker symbol "ASH" as Old Ashland.

Accordingly, after the Closing, the same Board of Directors, management and employees are running substantially the same wholly owned and operated businesses on behalf of the same shareholders with the same rights whose shares are traded on the same exchanges under the same ticker symbol. Under these circumstances, we believe that New Ashland should be permitted to rely on Rule 414. We note that the Staff has previously allowed reliance on Rule 414 on transactions where various conditions of the Rule have not been strictly satisfied as discussed in more detail below.

*Consistency of Relief With Prior Staff Interpretations.* The Staff has previously allowed reliance on Rule 414 in transactions where the conditions of subsection (b) were not strictly satisfied. *See* United States Steel, U.S. West and EDS. In each of these cases, the transaction involved was a separation or spin-off involving subsidiaries or segments, and the separated or spun-off subsidiary or segment (a "newco") was permitted to rely on Rule 414 even though the newco (the new issuer) did not acquire all of the assets or assume all of the liabilities of its parent company (the predecessor issuer).

As discussed above in Section III.A. "Availability of Form S-3 --- Consistency of Relief With Prior Staff Interpretations", United States Steel only acquired the assets and assumed the liabilities and obligations of the U.S. Steel Group of USX Corporation and USX Corporation retained the assets, liabilities and obligations of its Marathon Group. After the completion of the separation transaction, United States Steel adopted the existing option plans of USX Corporation relating to the U.S. Steel Group Common Stock which were subject to Form S-3 and Form S-8 registration statements. Under these facts, the Staff raised no objection to United States Steel, as successor issuer, filing a post effective amendment to USX Corporation's S-3 and S-8 registration statements, pursuant to Rule 414. Similarly, in U.S. West and EDS, the separated or spun-off or entity (the newco) acquired only the assets and assumed only the liabilities and obligations of the newco and did not acquire all the assets or assume all the liabilities and obligations of its parent company (as predecessor issuer).

In each of United States Steel, U.S. West and EDS, even though the registration statements of the parent company (as predecessor issuer) that were to be adopted by the newco registered only shares of the targeted or tracking stock of the parent company relating to the newco, they were nonetheless registration statements of the entire parent company. As noted above, the newco in each of United States Steel, U.S. West and EDS acquired only the assets and assumed only the liabilities and obligations of the newco and did not acquire all the assets or assume all the liabilities and obligations of its parent company (as predecessor issuer).

Ashland hereby requests: (i) that the Staff concur with our opinion that, in accordance with Rule 414, the Shelf Registration and the above-referenced registration statements on Form S-3 and Form S-8 with respect to the Existing Plans will be deemed registration statements of New Ashland after the Transaction, provided that New Ashland specifically amends and adopts such registration statements as its own in the manner required by Rule 414(d); and (ii) your advice that the Staff will not recommend any enforcement action to the Commission if the Shelf Registration and the above-referenced registration statements on Form S-3 and Form S-8 with respect to the Existing Plans are amended by New Ashland in the manner described above.

C. Availability of Rule 144. Rule 144(c) under the Securities Act requires that, for sales of securities to be made in reliance on Rules 144 and 145, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (1) has securities registered pursuant to Section 12 of the Exchange Act; (2) has been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities; and (3) has filed all reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

Immediately after the Closing, New Ashland has satisfied each of the foregoing requirements, except that it has not been subject to the reporting requirements of Section 13 for a period of at least 90 days.

We believe that New Ashland should be deemed to have satisfied the "current public information" requirements of Rule 144(c)(1) upon the Closing. First, we believe that adequate current public information regarding New Ashland is already available to the public. Second, we believe that this position is consistent with the position taken by the Staff in a number of prior interpretive letters. Finally, we believe that this position is consistent with the position taken by the Staff in Staff Legal Bulletin No. 4.

*Publicly Available, Detailed Information Regarding New Ashland.* Adequate current public information about New Ashland is available because (1) detailed financial and narrative disclosure regarding the wholly owned and operated businesses of New Ashland has been included in the periodic reports filed by Ashland under the Exchange Act and detailed financial and narrative disclosure regarding New Ashland has been included in the Joint Form S-4 and in the registration statement on Form 8-A; and (2) the wholly owned and operated businesses of New Ashland constitute substantially all of the businesses, assets and liabilities of the wholly owned and operated businesses of Old Ashland. In this regard, we refer the Staff to the discussion above in Section III.A. "Availability of Form S-3 --- Publicly Available, Detailed Information Regarding New Ashland", which describes in greater detail the disclosure with respect to New Ashland that has been made publicly available.

*Consistency of Relief With Prior Staff Interpretations.* We believe that our opinion regarding the requirements of Rule 144(c)(1) is supported by the position taken by the Staff in a number of prior interpretive letters, including United States Steel, AT&T Wireless, U.S. West, and EDS. In those cases, the Staff deemed that the "current public information requirements" of Rule 144(c)(1) were satisfied when, as in the present case involving New Ashland, the spun-off or split-off company had not been subject to the reporting requirements of Section 13 for a period of at least 90 days if (1) detailed financial and narrative disclosure regarding the spun-off or split-off company had been included in the periodic reports filed by its parent under the Exchange Act and detailed financial and narrative disclosure regarding the spun-off or split-off company had been included in the registration statements relating to the spin-off or separation and (2) after the spin-off or separation, the spun-off or split-off company had substantially the same businesses, assets and liabilities as prior to the spin-off or separation.

*Consistency of Relief With Staff Legal Bulletin No. 4.* We believe that deeming New Ashland to have satisfied the public information requirement would be consistent with the position taken by the Staff in Staff Legal Bulletin No. 4. However, we are requesting relief because the structure of the Transaction differs from the structure of spin-offs addressed by Staff Legal Bulletin No. 4. *See* United States Steel, AT&T Wireless, U.S. West, and EDS.

In Staff Legal Bulletin No. 4, the Staff deems that a spun-off subsidiary satisfies the "current public information" requirement of Rule 144(c)(1) on the date the parent spins off the securities if the spin-off satisfies certain conditions, which are the same three conditions described above. In this regard, we refer the Staff to the discussion above in Section III.A. "Availability of Form S-3 --- Publicly Available, Detailed Information Regarding New Ashland", which describes in greater detail the disclosure with respect to New Ashland that has been made. Although the structure of the Transaction differs from the structure of the spin-offs contemplated by Staff Legal Bulletin No. 4, as discussed above in Section III.A. "Availability of Form S-3 ---

Consistency of Relief With Staff Legal Bulletin No. 4", we believe that, because there is adequate current public information due to reporting of detailed information regarding New Ashland's wholly owned and operated businesses in Old Ashland's public filings, the Joint Form S-4 and the Form 8-A, the structural differences between the Transaction and a spin-off do not change the quality of publicly available information on New Ashland. Thus, we believe that deeming New Ashland to have satisfied the "current public information" requirements of Rule 144(c)(1) upon the Closing would be consistent with the position taken by the Staff in Staff Legal Bulletin No. 4.

Ashland hereby requests that the Staff concur with our opinion that upon the Closing, New Ashland is deemed to satisfy the "current public information" requirement of Rule 144(c)(1) under the Securities Act so that sales of New Ashland Common Stock pursuant to Rules 144 and 145 may commence immediately thereafter.

IV. CONCLUSION

On behalf of Ashland, we respectfully request the concurrence of the Staff with our opinion for each of the requests set forth in this letter. If you require any further information, please do not hesitate to contact me at (212) 474-1660 or Abhay D. Lele at (212) 474-1794. If your conclusions should differ from our own, we would appreciate it if you would contact one of us prior to making any written response to this letter so that we may be given the opportunity to clarify our opinions.

Thank you for your attention to this matter. In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed receipt copy and returning it in the stamped, self-addressed envelope attached hereto.

Very truly yours,



Susan Webster

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549